UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Applied Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03828A101

(CUSIP Number)

2/9/2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Propel Bio Management LLC
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,071,526
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,071,526
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,071,526 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (1)(2)
12.	Type of Reporting Person IA

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

1.	Names of Reporting Persons. Leen Kawas
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,071,526
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,071,526
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,071,526 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (1)(2)
12.	Type of Reporting Person IN

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

1.	Names of Reporting Persons. Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,071,526
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,071,526
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,071,526 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (1)(2)
12.	Type of Reporting Person OO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

1.	Names of Reporting Persons. Richard Kayne
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,071,526
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,071,526
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,071,526 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (1)(2)
12.	Type of Reporting Person IN

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

1.	Names of Reporting Persons. Propel Bio Partners LLC
2.	Check the Appropriate Box if a Member of a Group (a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,071,526
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,071,526
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,071,526 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (1)(2)
12.	Type of Reporting Person OO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

ITEM 1.

(a)	Name of Issuer: Applied Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

340 Madison Avenue, 19th Floor

New York, New York 10173

ITEM 2.

Propel Bio Management, LLC

(a)	Name of Person Filing: Propel Bio Management, LLC

(b)	Address of Principal Business Office, or if None, Residence:

1900 Avenue of the Stars, #1000

Los Angeles, CA 90067

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 03828A101

Leen Kawas

(a)	Name of Person Filing: Leen Kawas

(b)	Address of Principal Business Office, or if None, Residence:

1900 Avenue of the Stars, #1000

Los Angeles, CA 90067

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 03828A101

Richard Kayne

(a)	Name of Person Filing: Richard Kayne

(b)	Address of Principal Business Office, or if None, Residence:

1900 Avenue of the Stars, #1000

Los Angeles, CA 90067

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 03828A101

Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999

(a)	Name of Person Filing: Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999

(b)	Address of Principal Business Office, or if None, Residence:

C/O RMZ, LLC

1900 Avenue of the Stars, #1000

Los Angeles, CA 90067

(c)	Citizenship: California

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 03828A101

Propel Bio Partners LLC

(a)	Name of Person Filing: Propel Bio Partners LLC

(b)	Address of Principal Business Office, or if None, Residence:

1900 Avenue of the Stars, #1000

Los Angeles, CA 90067

(c)	Citizenship: California

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 03828A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Propel Bio Management, LLC

(a)	Amount beneficially owned: 8,071,526 (1)(2)(5)

(b)	Percent of class: 10.5% (1)(2)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,071,526

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,071,526

(iv)	Shared power to dispose or to direct the disposition of: 0

Leen Kawas

(a)	Amount beneficially owned: 8,071,526 (1)(2)(5)

(b)	Percent of class: 10.5% (1)(2)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,071,526

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,071,526

(iv)	Shared power to dispose or to direct the disposition of: 0

Richard Kayne

(a)	Amount beneficially owned: 8,071,526 (2)(3)(5)

(b)	Percent of class: 10.5% (2)(3)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,071,526

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,071,526

(iv)	Shared power to dispose or to direct the disposition of: 0

Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999

(a)	Amount beneficially owned: 8,071,526 (2)(3)(5)

(b)	Percent of class: 10.5% (2)(3)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,071,526

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,071,526

(iv)	Shared power to dispose or to direct the disposition of: 0

Propel Bio Partners LLC

(a)	Amount beneficially owned: 8,071,526 (2)(4)(5)

(b)	Percent of class: 10.5% (2)(4)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,071,526

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,071,526

(iv)	Shared power to dispose or to direct the disposition of: 0

FOOTNOTES

(1)	6,516,475 Shares are directly owned by a private investment fund and an investment company registered under the Investment Company Act of 1940, as amended, for which Propel Bio Management LLC (“Propel”) and Ms. Kawas provide discretionary advisory services. Ms. Kawas is the sole owner of Propel, and possesses voting control and/or the power to direct the disposition of the Shares. Accordingly, for purposes of Rule 13d-3, Propel and Ms. Kawas may be deemed to beneficially own the Shares. In addition, Ms. Kawas and Propel may be considered to form part of a group and therefore, beneficial ownership of all Shares held by group members may be deemed to be attributed to the entire group. In accordance with Rule 13d-4, Propel and Ms. Kawas expressly disclaim beneficial ownership of the Shares.
(2)	Calculations are based on 77,229,207 common shares outstanding as of November 8, 2023, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
(3)	901,907 Shares are directly owned by the Richard and Suzanne Kayne Living Trust dtd 01/14/1999, a family trust (the “Family Trust”), of which Richard Kayne is the sole trustee. Mr. Kayne, as trustee, possesses voting control and/or power to direct the disposition of the Shares held by the Family Trust. Accordingly, for purposes of Rule 13d-3, Family Trust and Mr. Kayne may be deemed to beneficially own the Shares. In addition, Mr. Kayne and the Family Trust may be considered to form part of a group and therefore, beneficial ownership of all Shares held by group members may be deemed to be attributed to the entire group. In accordance with Rule 13d-4, Mr. Kayne expressly disclaims beneficial ownership of the Shares.
(4)	Propel Bio Partners LLC (“General Partner”) serves as the manager to a special purpose vehicle (“SPV”) and general partner to a private investment fund managed by Propel. 653,144 Shares are directly owned by the SPV. Ms. Kawas and Mr. Kayne are control persons of the General Partner. For purposes of Rule 13d-3, the General Partner possesses voting control and/or power to direct the disposition of the Shares held by the private fund and SPV. In accordance with Rule 13d-4, Ms. Kawas, Mr. Kayne, and the General Partner each expressly disclaim beneficial ownership of the Shares.
(5)	Ms. Kawas, Mr. Kayne, the Family Trust, Propel, and the General Partner may be deemed to form a group and therefore, beneficial ownership of all reported Shares may be attributed to the entire group. In accordance with Rule 13d-4, Ms. Kawas, Mr. Kayne, and the General Partner each expressly disclaim beneficial ownership of the Shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Reporting persons are holding 10.5% of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2024
Date

/s/ Leen Kawas/Managing Member
Signature

Leen Kawas/Managing Member
Name/Title

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the Common Stock of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 22, 2024.

PROPEL BIO MANAGEMENT LLC			LEEN KAWAS

By:	/s/ Leen Kawas		By:	/s/ Leen Kawas
	Name:	Leen Kawas		Name:	Leen Kawas
	Title:	Managing Member		Title:

PROPEL BIO PARTNERS LLC			RICHARD KAYNE

By:	/s/ Leen Kawas		By:	/s/ Richard Kayne
	Name:	Leen Kawas		Name:	Richard Kayne
	Title:	Managing Member		Title:

RICHARD AND SUZANNE KAYNE LIVING TRUST DTD 01/14/1999

By:	/s/ Richard Kayne
	Name:	Richard Kayne
	Title:	Trustee